Exhibit 99.1

PV Nano Cell shares insights following best ever exhibition at LOPEC 2019

April 1st, 2019

MIGDAL HA’EMEK, ISRAEL April 1st 2019 / PV Nano Cell, Ltd. (OTCQB: PVNNF) (“PV Nano Cell” or the “Company”), an innovative producer of conductive digital inks and provider of inkjet-based digital printing solutions, today announced its successful exhibition at LOPEC 2019, the leading event for Printed Electronics in Europe (https://www.lopec.com/).

PV Nano Cell launched at the exhibition its complete solution offering for printed electronics, mass-production applications. The solution includes 3 critical components: inks, printers and printing process. The company’s booth was visited by hundreds of prospects and significant leads were generated.

PV Nano Cell’s Chief of Business Development, Mr. Hanan Markovich commented: “the exhibition was the best ever for us with an increase of 44% in total qualified registered leads compared to those registered last year. An Overwhelming 87% of the visitors to our booth work at industry-related companies whereas the rest work at research institutes and academia-related companies. More than a third of the visitors expressed high interest in mass-production applications. Furthermore, nearly half of all enquiries were made regarding a complete solution involving the ink, printer and printing process. This proves customers require a complete solution that addresses all aspects of conductive printing. Finally, the markets most discussed with us were: Automotive, PCB and Sensors. The interest in these markets demonstrates the promising, mass-production direction the industry is heading towards.”

PV Nano Cell also presented its new and unique ink development for LIFT (Laser Induced Forward Transfer). The ink received significant attention from visitors and will be incorporated in the new catalog by Sigma-Aldrich. During the exhibition PV Nano Cell also demonstrated its integrated printer for design, prototyping and R&D – DemonJet™.

As part of its solution strategy, the Company not only offers inks and printers but also develops the printing process for the customer. The printing process relates to the recipe, fine details and know-how of using the printer and ink to obtain the desired results for mass-production, 24/7 printing. Such know-how may include: ink properties’ tweaking, printer parameters setup, printer modifications, tailored sintering instructions and more.

“This exhibition has boosted our potential customer base, especially for high volume ink consumption commercial applications and for our DemonJet™ printer. We hope the efforts we will invest in these leads in the coming months will be reflected as a rapid increase of our revenues, keeping the pace with last year’s growth”, commented Dr. Fernando de la Vega, PV Nano Cell CEO.

We encourage you to follow us at OTCQB:PVNNF , www.pvnanocell.com/investors and to contact us with your needs and requirements in digital printing mass-production electronics applications.

pvnanocell
Announcing the First Industrial-Grade Conductive Digital Printing Solution!
mass production in one day
Sicrys
nanocell

pvnanocell
Announcing the First Industrial-Grade Conductive Digital Printing Solution!
Supporting numerous substrates. Examples of Inkjet printing :
From design to prototype in minutes
Prototype
Sicrys
pvnanocell
pvnanocell

e Conductive Digital Printing Solution!
tes. Examples of Inkjet printing :
From prototype to mass production in one day
Mass Production

pvnanocell
It's not the booth size nor it's looks...
It's not the booth carpet nor the condies...
Sicrys
Conductive inks for digital printing
Silver and Copper nano particles, low viscosity ink
Changing the Game of
Digital Conductive Printed Electronics
pvnanocell
Announcing the First Industrial-Grade Conductive Digital Printing Solution!
Supporting numerous substrates. Examples of Inkjet printing :
From design to prototype in minutes
Prototype
pvnanocell
DemonJet™
the prototyping
demon
Powered by Sicrys™
Sicrys
From prototype to mass production in one day
Mass Production

PV Nano Cell, Ltd.

PV Nano Cell has developed innovative conductive inks for use in printed electronics (PE) and solar photovoltaics (PV) applications. PV Nano Cell’s Sicrys™ ink family is a single-crystal, nano metric metal conductive ink delivering enhanced performance.

Sicrys™ is available in silver and copper-based form, both compatible with many inkjet print heads and mass production enablers (high throughput printing, high quality and competitive pricing). Sicrys™ conductive inks are used all over the world in a range of inkjet printing applications, including photovoltaics, printed circuit boards, antennas, sensors, touchscreens and other applications. For more information, please visit www.PVNanoCell.com.

Forward-Looking Statements

This press release contains forward–looking statements. The words or phrases “would be,” “will allow,” “intends to,” “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimate,” “project,” or similar expressions are intended to identify “forward–looking statements.” All information set forth in this news release, except historical and factual information, represents forward–looking statements. This includes all statements about the Company’s plans, beliefs, estimates and expectations. These statements are based on current estimates and projections, which involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward– looking statements. These risks and uncertainties include issues related to: rapidly changing technology and evolving standards in the industries in which the Company operates; the ability to obtain sufficient funding to continue operations, maintain adequate cash flow, profitably exploit new business, and sign new agreements. For a more detailed description of the risks and uncertainties affecting PV Nano Cell, reference is made to the Company’s latest Annual Report on Form 20-F which is on file with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by the Company in reports filed with, or furnished to, the SEC. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Emerging Markets Consulting, LLC

Mr. James S. Painter III

President

w: 1 (321) 206-6682

m: 1 (407) 340-0226

f: 1 (352) 429-0691

email: jamespainter@emergingmarketsllc.com website: www.emergingmarketsllc.com

PV Nano Cell Ltd

Dr. Fernando de la Vega

CEO and Chairman of the Board

w: 972 (04) 654-6881

f: 972 (04) 654-6880

email: fernando@pvnanocell.com

website: www.pvnanocell.com

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